SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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CHI T. STEVE KWOK *	TEL: (852) 3740-4700	HOUSTON
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	LOS ANGELES
HAIPING LI *	www.skadden.com	NEW YORK
RORY MCALPINE ♦		PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
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^ (ALSO ADMITTED IN CALIFORNIA)		BEIJING
♦(ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
*(ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYERS		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
BRADLEY A. KLEIN (ILLINOIS)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
June 21, 2018

Confidential

Ms. Rebekah Lindey

Ms. Kathleen Collins

Mr. Jeff Kauten

Ms. Barbara C. Jacobs

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CooTek (Cayman) Inc. (CIK No. 0001734262)
Response to the Staff’s Comments on the
Draft Registration Statement on Form F-1 Confidentially Submitted on May 10, 2018

Dear Ms. Lindey, Ms. Collins, Mr. Kauten and Ms. Jacobs:

On behalf of our client, CooTek (Cayman) Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 6, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 10, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary

Our Business, page 1

1.                                      Please balance the disclosure in this section by including a discussion of your net losses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 74 and 105 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.                                      We note that your TouchPal Smart Input application was launched an average of 68 times per day per active user. For context, please disclose the average number of times your application was launched for the periods presented.

The Company respectfully advises the Staff that the Company only started tracking the number of launch times of TouchPal Smart Input in the second half of 2017, and the average number of times TouchPal Smart Input launched in the second half of 2017 is generally consistent with that in March 2018. As the Company does not view the average number of launch times of TouchPal Smart Input as a material factor directly affecting the Company’s financial performance, the Company does not intend to emphasize this number in the Summary section. Instead, the Company has revised the disclosure on pages 75 and 106 of the Revised Draft Registration Statement in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section and the Business section, respectively.

3.                                      We note the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 66 of the Revised Draft Registration Statement.

Summary Consolidated Financial and Operating Data, page 10

4.                                      To the extent you anticipate that this offering will satisfy the automatic conversion criteria for your preferred shares, please revise to include pro forma net loss per ordinary share information assuming such conversion both here and in the Selected Consolidated Financial and Operating Data table. Also, include such shares in “ordinary shares outstanding immediately after this offering” in The Offering disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 11 and 71 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

We have significant international operations…,, page 16

5.                                      Please clarify that your revenues are primarily generated in the United States and China and that you primarily conduct your operations from China.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Revised Draft Registration Statement.

We may be subject to intellectual property infringement lawsuits…, , page 23

6.                                      Please clarify whether there are any caps or other limitations to the amount you may be obligated to compensate the mobile device manufacturer under the terms of your license agreement

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Revised Draft Registration Statement.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our consolidated affiliated entities…, , page 34

7.                                      Please state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the company from pursuing claims under the United States federal securities laws.

The Company respectfully advises the Staff that it has included the disclosure on page 36 of the Revised Draft Registration Statement to clarify that disputes arising from the contractual arrangements under our VIE agreements (not including claims arising under the United States federal securities laws) will be resolved through arbitration in China and that these arbitration provisions therefore do not prevent ADS holders of the Company from pursuing claims arising under the United States federal securities laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 73

8.                                      You refer to your global portfolio of mobile applications with a user base across 240 countries and your continued focus on global expansion throughout the filing. Considering the majority of your revenues, to date, were generated from the U.S. and PRC, please provide a breakdown of your DAUs and MAUs by geographic region and, at a minimum, include these two regions or explain why you believe this is not necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of the Revised Draft Registration Statement to include a geographic breakdown of the MAUs of its global product portfolio in March 2018. To clarify, the distribution of the Company’s users by geographic region does not correspond to the geographic breakdown of the Company’s revenue in the notes to the Company’s consolidated financial statements, where revenue is segmented by the geographic locations of the Company’s major advertising customers’ headquarters under U.S. GAAP. The Company supplementally advises the Staff that the Company does not possess accurate data to create a breakdown of its DAUs by users’ geographic locations.

9.                                      You state that your advertising revenue is primarily generated from performance-based advertisements in which customers are charged based on the number of valid clicks, conversions or some other measurable actions. Please tell us whether you consider the number of clicks and price per click to be a key indicator of your performance-based advertising revenue. If so, revise to provide a quantitative discussion of these measures or percentage change in these measures for each quarter or explain why you do not consider these to be key performance indicators in analyzing your advertising revenues. See Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it does not consider the number of clicks or the price per click to be a key indicator of its performance-based advertising revenue. Compared to the number of clicks and the price per click, the management of the Company considers that the number of impressions delivered and the effective price per impression present more comprehensive information of the Company’s results of operations in a reporting period and are more important indicators of the Company’s performance-based advertising revenue. These measures are also widely used in the mobile advertising industry as metrics of monetization performance of an advertising service provider.

The number of clicks is not considered as a key indicator of the Company’s performance-based advertising revenue because it is only one of the measurements used to calculate advertising service fees. A number of advertising arrangements between the Company and its advertising customers use other measurements, such as the number of conversions or other actions of users, as the basis to calculate advertising service fees receivable by the Company. Therefore, neither the absolute amount or the changing trend of the number of clicks can be used alone to evaluate the Company’s overall operational or financial performance.

The price per click is not considered as a key indicator of the Company’s performance-based advertising revenue because it is only relevant to those advertising arrangements that measure the number of clicks, and therefore it does not reflect the overall fee range of the Company’s advertising services.

10.                               You provide the year-over-year percentage increase in the effective price per impression and the number of average daily impressions delivered. Please clarify how you calculate the effective price per impression. Also, considering your advertising revenues are directly impacted by these measures, disclose the number of impressions you delivered each quarter and the average price per impression, or the quarter-over-quarter changes, to provide greater insight into the trends in such measures. We refer you to Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that the effective price per impression is an implied metric calculated by dividing (i) the total advertising revenue of a certain period by (ii) the total number of impressions the Company delivered during the same period. The Company has revised the disclosure on page 77 of the Draft Revised Registration Statement to clarify the calculation method of effective price per impression.

Due to the seasonal fluctuation in spending by the Company’s advertisers, the management of the Company believes that a year-over-year comparison, rather than a quarter-over-quarter comparison, of the effective price per impression and the number of average daily impressions delivered provides a more useful perspective on the Company’s results of operations.

The Company only started tracking these metrics after it launched a fully-integrated internal operation platform in October 2016. Moreover, the Company only started in 2017 to monetize its other global portfolio mobile applications, which are expected to be the key growth driver of its revenue. Therefore, the first quarter of 2017 is the first calendar quarter for which the Company has complete and comparable data for these metrics, and a year-over-year comparison of these metrics between the first quarters of 2017 and 2018 has already been disclosed in the Draft Registration Statement. The Company will update the registration statement when more recent data becomes available.

11.                               You state that advertising revenue from your TouchPal Smart Input accounted for approximately 55% and 49% of total advertising revenue in fiscal 2016 and 2017, respectively, while other global portfolio products accounted for nil and 20%. Please clarify what comprised the remaining advertising revenues as these disclosures appear to account for only 55% and 69% of total advertising revenue in fiscal 2016 and 2017, respectively.

The Company respectfully advises the Staff that the remaining advertising revenues, i.e., 45% and 31% of the Company total advertising revenue in 2016 and 2017, respectively, were contributed by TouchPal Phonebook that targets the PRC domestic market. While the Company is still in the process of preparing its financial statements for the three months ended March 31, 2018, the management of the Company expects the revenue contribution of TouchPal Phonebook to further decrease as a percentage of total revenues in the first quarter of 2018. The Company has revised the disclosure on pages 76 and 79 of the Draft Revised Registration Statement to clarify the percentage of advertising revenue contributed by TouchPal Phonebook in 2016 and 2017, and will update such percentage for the interim financial periods of 2018 when the relevant financial data becomes available.

12.                               Please disclose the number of DAUs and MAUs for your TouchPal Phonebook application for each quarter presented in the table or tell us why you do not believe this disclosure is material to investors.

The Company respectfully advises the Staff that it does not believe historical quarterly numbers of DAUs and MAUs for TouchPal Phonebook are material to investors. As the Company strategically focuses on developing a global mobile product portfolio for the overseas markets, the Company expects that TouchPal Phonebook will contribute a decreasing percentage of the Company’s total user base and total advertising revenues.

Results of Operations

Net Revenues, page 80

13.                               Given the direct impact of impressions, valid clicks and pricing on your advertising revenues please include a quantified discussion of how these measures impacted your net revenues. In this regard, we note your discussion of the trends in daily average users, however, it appears that these other measures would have a more direct impact on your revenue growth. Refer to Section III.D of Release No. 33-6835.

As responded in Question 9 above, the Company does not consider the number of valid clicks as a key indicator of the Company’s performance-based advertising revenue. As responded in Question 10 above, the Company only has complete and comparable data for the number of average daily impressions delivered and the effective price per impression since the first quarter of 2017. Therefore, the Company would not be able to quantitatively discuss the impact of these measures in the year-over-year comparison of its net revenues between 2016 and 2017. The Company will update the registration statement when more recent data becomes available where appropriate, and will add quantitative discussions of any impact of the number of average daily impressions delivered and the effective price per impression, in each case on the Company’s net revenues.

Liquidity and Capital Resources, page 82

14.                               Given the significant increase in your accounts receivable, please expand your discussion on page 83 to more fully explain the reasons for such increase. In this regard, we note your accounts receivable balance has increased at a greater rate than your revenues. Include an analysis of days sales outstanding at each balance sheet date and provide the payment terms typically stipulated in your contracts. Refer to Section IV.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Revised Draft Registration Statement to further elaborate on the reason for the increase in accounts receivable and to include the disclosure of its typical payment terms in contracts and in practice.

15.                               You state that 56.4% of your cash and cash equivalents and restricted cash as of December 31, 2017 was held in China. Please disclose where and in what denominations the remaining 43.6% of your cash and cash equivalents and restricted stock is held.

In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88 of the Revised Draft Registration Statement.

Internal Control Over Financial Reporting, page 86

16.                               Please revise to disclose the timing of the remediation activities, clarifying what remains to be completed in your remediation efforts. Also, disclose any material costs you have incurred or expect to incur.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement to clarify details regarding the remediation plan. The Company supplementally advises the Staff that the costs associated with the remediation actions taken or planned are not expected to be material.

Industry

Mobile Smart Input Market, page 95

17.                               Please disclose the source of the assertion that mobile smart input is one of the most frequently used applications on mobile devices with high stickiness and high data value.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 100 of the Revised Draft Registration Statement. The Company made this assertion based on its understanding of the features and characteristics of mobile smart input. Different from other standalone mobile applications, mobile smart input is embedded in many other mobile applications and launched whenever a user needs to convey or search for information. Therefore, mobile smart input is frequently launched by the users every day and the data generated through usage of mobile smart input are valuable for developing user insight.

Business, page 99

18.                               We note that your top two advertising customers contributed 20.0% and 18.5% of your total revenues. Please include a discussion of the material terms of these agreements including the term, termination and any exclusivity provisions. Also, disclose the extent to which the company is dependent on these agreements and file these agreements as exhibits to your registration statement. Refer to Item 4.B.6 and Instruction 4.b.ii to Item 19 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement to discuss the material terms of the Company’s agreements with its top two advertising customers, which are international online advertising exchanges, and also to include a discussion of dependency on the continued relationships with these advertising customers. The Company supplementally advises the Staff that it is common in the industry to enter into standard form agreements with these advertising exchanges by signing up for an account or accepting the terms online, and the Company has filed the following forms of agreements as exhibits: (i) the form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and the Company, (ii) the form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and the Company, (iii) the form of DFP Small Business Online Standard Terms & Conditions between Google Inc. and the Company, and (iv) the form of Google AdSence Online Terms of Service between Google Inc. and the Company.

Our Products, page 103

19.                               Please clarify whether your mobile applications other than TouchPal Smart Input are available on the iOS operating system.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 113 of the Revised Draft Registration Statement.

Principal [and Selling Shareholders], page 135

20.                               You state that your principal shareholders are those who beneficially own more than 5% of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Governing Law, page 160

21.                               We note that the deposit agreement contains a provision that permits the resolution of any dispute under the deposit agreement through arbitration. Please expand your disclosure to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.

The Company respectfully advises the Staff that it has updated the description of American Depositary Shares to clarify that the provisions regarding arbitration only relate to claims arising out of or in connection with the contractual relationship created by the deposit agreement on page 167 of the Draft Revised Registration Statement.

Taxation, page 163

22.                               We note that you intend to file the opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters and the opinion of Jun He LLP regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 170 of the Revised Draft Registration Statement to identify each material tax consequence being opined upon and identify the tax counsels.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(b) Principles of Consolidation, page F-8

23.                               Please include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. Also, clarify the source of the VIEs revenues included in the consolidated financial statements. Refer to ASC 810-10-50-5A(d).

The Company respectfully advises the Staff that it has revised the disclosure on pages F-11 and F-12 of the Revised Draft Registration Statement to provided additional information regarding the recognized and unrecognized revenue-producing assets and source of revenue.

Note 12. Share-Based Compensation, page F-31

24.                               Please disclose the requisite service period for your stock based compensation grants, and any other substantive conditions, including those related to vesting. Refer to ASC 718-10- 50-2(a)(1).

The Company respectfully advises the Staff that all options granted by the Company have a contractual term of ten years. The vesting date starts on the grant date or the commencement date of a participant’s employment agreement. The options vest 20% per year over five years starting from the vesting date conditioned on continued employment. In the event of termination of a participant’s employment, the unvested options will be forfeited immediately. A participant’s right to exercise the vested options will be terminated in two or three months after the termination of his/her employment. The Company has revised disclosure on page F-31 of the Revised Draft Registration Statement accordingly.

Note 19. Subsequent Events, page F-36

25.                               Please disclose the term over which the restricted shares will vest, as well as the estimated financial statement impact. Refer to ASC 855-10-50-2.

In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of the Revised Draft Registration Statement as followed:

In March 2018, the Group granted to certain employees 15,430,000 restricted shares with an estimated fair value of US$6.9 million. The options with a contractual term of ten years vest 25% on each of the four anniversary dates of the grant date. The options vest upon continued employment.

General

26.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

27.                               Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company will supplementally provide the Staff with copies of the graphical materials or artwork it intends to use in the prospectus.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hui Feng, by telephone at +86 21-6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmastu CPA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Karl Kan Zhang, Chairman of the Board of Directors and Chief Architect, CooTek (Cayman) Inc.

Jean Liqin Zhang, Chief Financial Officer, CooTek (Cayman) Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hui Feng, Partner, Deloitte Touche Tohmastu CPA LLP

Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP